

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

Via E-mail
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

Re: Sunstone Hotel Investors, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 19, 2015
Form 8-K filed February 17, 2015
File No. 1-32319

Dear Mr. Giglia:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 43

1. We note that your presentation of FFO on page 47 appears to represent FFO attributable to common and preferred shareholders. Please advise and to the extent that you continue to present this measure in future filings revise your label accordingly.

Seasonality and Volatility, page 63

2. We note your presentation of Comparable Portfolio Revenues. As this appears to be a non-GAAP measure, please tell us how your presentation complies with Item 10(e) of Regulation S-K or advise.

Form 8-K filed February 17, 2015

Exhibit 99.1

Comparable Hotel EBITDA and Margins, page 18

3. Please provide the following information with respect to your reconciliation of Hotel EBITDA, Hotel EBITDA Margins and the related Comparable Hotel measures.
    • Tell us the consideration you gave to Regulation G and Item 10(e)(1)(i) of Regulation S-K. Specifically we note that Hotel Revenue and Hotel Expenses used to derive your non-GAAP measures are not consistent with the amounts presented on your GAAP Statements of Operations.
    • Tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
    • It appears that Hotel EBITDA includes adjustments other than those specified in the definition of EBITDA. Please advise and revise your labels accordingly in future filings.
    If after further consideration you conclude that a revision to your reconciliation of the non-GAAP measures is appropriate, provide us with your revised presentation to be included in future filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief